

Mail Stop 3720

June 11, 2009

Via U.S. Mail and Fax (217) 258-6240
Robert J. Currey
Chief Financial Officer
Consolidated Communications Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938-3987

> RE: **Consolidated Communications Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
>
> **Form 10-Q for the quarter ended March 31, 2009**
> **File No. 000-51446**

Dear Mr. Currey:

We have reviewed your supplemental response letter dated May 28, 2009 as well as your filing and have the following comments. As noted in our comment letter dated May 14, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Annual Report filed on Form 10-K for the year ended December 31, 2008

Note 8 – Goodwill and Other Intangible Assets, pages 79-80

1. We note from your filing that you have "two reportable business segments: Telephone Operations and Other Operations" for SFAS 131 reporting purposes. We also note from your response that effective January 1, 2009, you now "aggregate the Telephone Operations of [y]our Illinois, Texas and Pennsylvania territories and [y]our Pennsylvania CLEC operations into a single reporting unit . . ." for SFAS 142 impairment testing purposes. Please provide us with the information provided to the chief operating decision maker, subsequent to the January 1, 2009 restructuring, to evaluate performance, make operating decisions, and allocate resources.

2. We note from your response that "decreasing the estimated fair value of each reporting unit by 5% would not have indicated a potential impairment, exclusive of [your] Market Response" reporting unit (which incurred a $6.1 million impairment in 2008). For each of

the reporting units that now comprise the Telephone Operations reporting unit, tell us the percentage by which the fair value exceeded the carrying value for your November 2008 impairment test. Additionally, though we note from your 1st Quarter 10-Q that "operating performance has not changed materially and that . . . detailed impairment testing was deemed [un]warranted," tell us the percentage by which the fair value of your Telephone Operations reporting unit exceeds the carrying value at the most recent available date.

3. We note your proposed revised draft disclosure. We believe that you should provide more specific information regarding the assumptions and sensitivity of the assumptions used in your analysis. With regard to your revenue growth and revenue growth rates estimates, you describe in general terms how projections are impacted by expectations regarding both the economy's recovery and your ability to counteract local access line loss. Yet, you do not provide specific rates on a historical or prospective basis for either revenue growth or revenue growth rates. Providing this information is critical to giving investors a clear insight into your analysis. As previously requested, please disclose the following for your Telephone Operations reporting unit:

- Your historical growth rates for each of the last three years and an explanation of how your historical growth rates were considered when determining the growth rate to be utilized in your current cash flows projections.

- The annual growth rate needed to achieve the cash flow projections necessary to avoid a goodwill impairment charge.

Also please tell us your consideration in using other valuation approaches, such as the market approach, to support the fair value determination of your Telephone Operations reporting unit. Finally tell us whether the actual results for the first quarter in 2009 are in line with the projections used in the November 2008 assessment.

4. Considering the deterioration of the economy and, specifically, the 8% decrease in your local access line revenue, it appears the fair value of the North Pittsburgh reporting unit would have declined since the acquisition date in May of 2007. Also we note that 20% of the North Pittsburgh acquisition was paid for with your common stock, which has declined in value from the upper teens in late '07 to the $10 range in November of 2008. Tell us how these factors affected the value of the reporting unit when you performed the impairment test in November 2008.

Robert J. Currey
Consolidated Communications Holdings, Inc.
June 11, 2009
Page 3

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director